Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

August 1, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on August 1, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

August 1, 2024.

Schedule “A”

Bitfarms Provides July 2024 Production
and Operations Update

- Earned 253 BTC in July 2024 & Increased HODL to 1,016 BTC -

- Increased Operational Hashrate to 11.1 EH/s -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (August 1, 2024) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global vertically integrated Bitcoin mining data center company, provides its monthly production report and update on its fleet upgrade and expansion. All financial references are in U.S. dollars.

“As we continue to execute on the fleet upgrade program, we are gaining market share and driving increasing amounts of Bitcoin mined month-over-month. Since the halving event in April, our Bitcoin mined per month has increased 62%. This speaks volumes to our operational expertise and improved efficiency, and I am confident that we are well-positioned to further accelerate our growth and drive value for shareholders,” said Ben Gagnon, Chief Executive Officer.

“In Paraguay, Paso Pe, our largest site measured by both MWs and hashrate, is now fully operational. Construction in Yguazu is progressing rapidly with four warehouses being constructed simultaneously with foundation and road work on site,” said Mr. Gagnon. “Hashrate remains below the 12 EH/s target primarily due to the underperformance of a batch of ~3,000 T21s, representing ~700 PH/s, that experience overheating issues even at lower temperatures. Bitmain is rapidly replacing these machines at their expense. The new miners are expected to arrive and be installed on site in three weeks. We have worked closely with Bitmain to resolve these manufacturing issues and to prevent a re-occurrence in future batches, including August deliveries. We remain pleased with the overall performance of our T21 miners, with the vast majority performing and hashing as expected. Further optimizations on site and software enhancements are also expected to drive continued improvements in August.”

“Our 2024 growth and efficiency improvement plans are fully funded with sufficient liquidity for the infrastructure buildout and miner procurement. This will enable us to achieve our year-end guidance of 21 EH/s and 21 w/TH. Being fully funded reduces our near-term capex requirements and allows us to apply a greater amount of excess cash flow from operations to building our HODL, which increased by 111 Bitcoin during July,” said Jeff Lucas, Chief Financial Officer.

Mining Review

Bitcoin difficulty increased 8.4% in the month. July mining operations generated 253 BTC compared to 189 BTC in June as a result of increasing corporate hashrate during the month.

Key Performance Indicators	July 2024	June 2024	July 2023
Total BTC earned	253	189	378
Month End Operating EH/s	11.1	10.4	5.3
BTC/Avg. EH/s	25	25	76
Average Operating EH/s	10.3	7.6	5.0
Operating Capacity (MW)	310	310	212
Hydropower (MW)	256	256	183
Watts/Terahash Efficiency (w/TH)	25	25	38
BTC Sold	142	134	333

July 2024 Select Operating Highlights

●	11.1 EH/s operational at July 31, 2024, up 109% Y/Y and 7% M/M.

●	10.3 EH/s average operational, up 36% M/M.

●	24.6 BTC/average EH/s, down 1% from the previous month due to the increase in network difficulty, offset by the installation of Bitmain T21 miners.

●	253 BTC earned, 34% higher M/M and 33% lower Y/Y.

●	8.2 BTC earned daily on average, equal to ~$542,000 per day based on a BTC price of $66,100 at July 31, 2024.

●	In Québec,

o	At Baie-Comeau, expansion work is progressing on schedule for the 12 MW expansion to 22 MW which is scheduled to be energized on September 1, 2024.

●	In Paraguay,

o	At Paso Pe, all five warehouses and eight hydro containers have been fully energized and are actively hashing.

o	At Yguazu, construction is progressing rapidly and remains on schedule.

Bitfarms’ BTC Monthly Production

Month	BTC Earned 2024	BTC Earned 2023
January	357	486
February	300	387
March	286	424
April	269	379
May	156	459
June	189	385
July	253	378
YTD Totals	1,810	2,898

July 2024 Financial Update

●	Sold 142 of the 253 BTC earned as part of the Company’s regular treasury management process for total proceeds of $8.6 million.

●	Added 111 BTC, bringing Treasury to 1,016 BTC, up from 905 BTC last month and representing $67.2 million based on a BTC price of $66,100 at July 31, 2024.

●	Synthetic HODL™ of 233 long-dated BTC call options at July 31, 2024.

Upcoming Conferences and Events

●	August 8: Q2 2024 Conference Call at 8am ET

●	September 9-11: H.C. Wainwright 26th Annual Global Investment Conference

●	October 21-22: AIM Summit Dubai

About Bitfarms Ltd

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin mining data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	Y/Y or M/M= year over year or month over month

●	BTC or BTC/day = Bitcoin or Bitcoin per day

●	HPC = High-performance computing

●	AI = Artificial intelligence

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)

●	Synthetic HODL™ = the use of instruments that create BTC equivalent exposure

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; it may not be possible to profitably liquidate the current digital currency inventory, or at all; the digital currency market may not continue to be accepted by users; digital currency prices are volatile and a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions may not be achieved; the Company may not be able to maintain reliable and economical sources of power for the Company to operate its cryptocurrency mining assets; there may be increases in the Company’s electricity costs and costs of natural gas, the Company may be impacted by changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates, which could adversely impact the Company’s profitability; the Company ability to expand will depend upon the completion of future financings; and the adoption of new, or changes in existing, regulations or laws could prevent the Company from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year-ended December 31, 2023, filed on March 7,2024 and the MD&A for the three-month period ended March 31, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1 212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca